===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
  (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 4)

                              SHAW INDUSTRIES, INC.
         (Name of Subject Company (issuer) and Filing Person (offeror))

                                  COMMON STOCK
                  SERIES A PARTICIPATING PREFERRED STOCK RIGHTS
                         (Title of Class of Securities)

                                   8202-86-102
                      (CUSIP Number of Class of Securities)

                            Bennie M. Laughter, Esq.
                  Vice President, Secretary and General Counsel
                              Shaw Industries, Inc.
                             616 East Walnut Avenue
                                P.O. Drawer 2128
                              Dalton, Georgia 30720
                            Telephone (706) 278-3812
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

                                    Copy to:
                            Gabriel Dumitrescu, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                             191 Peachtree Street NE
                                 Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.     [X]   issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.    [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

===============================================================================

         This Amendment No. 4 to the Tender Offer Statement on Schedule TO relates to the tender offer by Shaw Industries, Inc., a Georgia corporation, to purchase 12,000,000 shares, or such lesser number of shares as are properly tendered, of its common stock, including the associated rights to purchase Series A Participating Preferred Stock issued pursuant to the Amended and Restated Rights Agreement dated April 10, 1999, between Shaw Industries, Inc. and EquiServe Trust Company, N.A., as amended, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 13, 2000, and in the related letter of transmittal, which, as amended and supplemented from time to time, together constitute the tender offer. Unless the context otherwise requires, all references to shares shall include the associated preference stock purchase rights.

         On March 31, 2000, Shaw Inductries, Inc. issued the press release filed as Exhibit (a)(5)(F) hereto.

ITEM 12. EXHIBITS.

(a)(5)(F)         Press Release, dated March 31, 2000

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          SHAW INDUSTRIES, INC.

                                          By:  /s/ B.M. Laughter
                                             -----------------------------------
                                              Name: B.M. Laughter
                                              Title: Vice President


Dated:  March 31, 2000

                                  EXHIBIT INDEX


    EXHIBIT
    NUMBER                                   DESCRIPTION
    ------                                   -----------


(a)(5)(F)                           Press Release, dated March 31, 2000